Exhibit 99.2

DUNDEE CORPORATION DECLARES
QUARTERLY FIRST PREFERENCE SHARES, SERIES 2 DIVIDEND

FOR IMMEDIATE RELEASE

Toronto, August 9, 2010 – Dundee Corporation (TSX: DC.A and DC.PR.B) announced today that its board of directors has approved the payment of a quarterly cash dividend of $0.42188 per cumulative 5-year rate reset first preference share, series 2 payable on September 30, 2010 to shareholders of record on September 16, 2010.

The dividend is designated as an eligible dividend for the purposes of section 89 of the Income Tax Act (Canada).

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $76 billion under management and administration.  Its domestic wealth management activities are carried out through its 61% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 70% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ned Goodman Investment Counsel Limited and Dundee Real Estate Asset Management (DREAM).

FOR FURTHER INFORMATION PLEASE CONTACT:

Lucie Presot Vice President and Chief Financial Officer Dundee Corporation (416) 365-5157